UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GH Research PLC (the “Company”) will attend the American Society of Clinical Psychopharmacology (“ASCP”) Annual Meeting, which is scheduled to take place from May 27-30, 2025 in Scottsdale, Arizona (the “Congress”).

The Company will present posters during the Congress.

A copy of the poster to be delivered in conjunction with the Pharmaceutical Pipeline Presentation session, presented by Michael E. Thase, is attached hereto as Exhibit 99.1.

A copy of the poster to be presented by Wiesław J. Cubała to be delivered during Poster Session II is attached hereto as Exhibit 99.2.

A copy of the poster to be presented by Claus Bo Svendsen to be delivered during Poster Session II is attached hereto as Exhibit 99.3.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Poster presented by Michael E. Thase with Title: Safety and Efficacy of GH001 in Treatment-Resistant Depression: Results From a Phase 2b, Double-Blind, Randomized Controlled Trial
99.2	Poster presented by Wiesław J. Cubała, with Title: Safety and Tolerability of GH001 in Treatment-Resistant Depression: Results From a Phase 2b, Double-Blind, Randomized, Controlled Trial
99.3	Poster presented by Claus Bo Svendsen with Title: Results of a Phase 2a Clinical Trial of Inhaled Mebufotenin (GH001) in Patients With Postpartum Depression

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: May 21, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance